# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WALGREENS BOOTS ALLIANCE, INC., CIK 0001618921
CUSIP: 931427108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 108 Wilmot Road, Deerfield, Illinois (IL), 60015
Date of event which requires filing of this statement: 04/27/2025
Amends the filing with accession number 0001104659-14-089765
Filed by CIK 0001554671
Persons authorized to receive notices and communications: Simone Retter, Alliance Sante Participations S.A., 14, avenue du X Septembre, Luxembourg, Luxembourg (N4), L-2550, 011 352 27 99 01 03; Ben Burman, Ben Burman Avocat EURL, 69, avenue Victor Hugo, Paris, France (I0), 75116, 011 33 1 45 02 19 19

## Reporting persons
- Alliance Sante Participations S.A. (CIK 0001554671): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The calculation in line 13 is based on 864,737,898 shares of Common Stock, par value $0.01 per share, outstanding as of April 1, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 28, 2025 filed with the Securities and Exchange Commission on April 8, 2025.
- NewCIP II S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The calculation in line 13 is based on 864,737,898 shares of Common Stock, par value $0.01 per share, outstanding as of April 1, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 28, 2025 filed with the Securities and Exchange Commission on April 8, 2025.
- Alliance Sante Participations Ltd. (CIK 0002029286): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 145,621,079; shared voting power 0; sole dispositive power 145,621,079; shared dispositive power 0; aggregate amount beneficially owned 145,621,079 (16.8% of the class)
  Comment: The calculation in line 13 is based on 864,737,898 shares of Common Stock, par value $0.01 per share, outstanding as of April 1, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 28, 2025 filed with the Securities and Exchange Commission on April 8, 2025.
- Stefano Pessina (CIK 0001554687): type of reporting person: individual (IN); citizenship or place of organization: Monaco (O9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 147,615,089; shared voting power 0; sole dispositive power 147,615,089; shared dispositive power 0; aggregate amount beneficially owned 147,615,089 (17.1% of the class)
  Comment: The calculation in line 13 is based on 864,737,898 shares of Common Stock, par value $0.01 per share, outstanding as of April 1, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 28, 2025 filed with the Securities and Exchange Commission on April 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: WALGREENS BOOTS ALLIANCE, INC.
Address of issuer's principal executive offices: 108 Wilmot Road, Deerfield, Illinois (IL), 60015
Comment:
This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") is being filed by the Reporting Persons (as defined below) and relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Walgreens Boots Alliance, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 10 amends and supplements the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on December 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 20, 2015, by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 31, 2015, by Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on November 4, 2016, by Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on January 17, 2018, by Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on July 17, 2018, by Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on November 5, 2019, by Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the SEC on December 17, 2019, by Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on July 27, 2020, and by Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the SEC on March 7, 2025 (as so amended, the "Existing Schedule 13D").

Capitalized terms used in this Amendment No. 10 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

This Amendment No. 10 constitutes an exit filing for ASP (as defined below) and NewCIP II (as defined below). As further described in this Amendment No. 10, ASP has sold and transferred all of its shares of Common Stock of the Issuer to ASP Cayman and Pessina (as defined below) has sold all of his shares of Common Stock of the Issuer to ASP Cayman. As a result, ASP and NewCIP II have ceased to have beneficial ownership of any shares of Common Stock of the Issuer. Pessina holds 100% voting control over ASP Cayman and therefore may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held directly and of record by ASP Cayman.

As ASP (as well as NewCIP II) will no longer be a Reporting Person future amendments will be filed by ASP Cayman under its file number (CIK 0002029286).

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Existing Schedule 13D is amended and restated in its entirety as follows:

This Amendment No. 10 is being filed by: (i) Alliance Sante Participations S.A., a Luxembourg corporation (societe anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 51280 ("ASP"); (ii) NewCIP II S.a r.l., a Luxembourg limited liability company (societe a responsabilite limitee) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 240668 ("NewCIP II"); (iii) Alliance Sante Participations Ltd., an exempted company incorporated in the Cayman Islands with limited liability (Registration No. 411380) with a registered address at 3rd Floor, Citrus Grove, 106 Goring Avenue, George Town, PO Box 10085, Grand Cayman, KY1-1001, Cayman Islands ("ASP Cayman"); and (iv) Stefano Pessina, a citizen of Monaco ("Pessina").

ASP, NewCIP II, ASP Cayman and Pessina are collectively referred to herein as the "Reporting Persons". In the Existing Schedule 13D (from Amendment No. 3 through Amendment No. 9) references to the "Reporting Persons" include ASP, NewCIP II and/or NEWCIP S.a r.l. (the former parent of ASP) and Pessina, which persons are collectively referred to in the Existing Schedule 13D (through and including Amendment No. 2) as the "Pessina Reporting Persons".

NewCIP II is the sole shareholder of ASP. ASP Cayman is the sole shareholder of NewCIP II.

Pessina holds directly 100% voting control over ASP Cayman.

Attached as Annex A, filed as Exhibit AB hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable.
Residence or business address:
Item 2(b) of the Existing Schedule 13D is amended and restated in its entirety as follows:

The principal business address of ASP and NewCIP II is at 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg. The business address of ASP Cayman is at 3rd Floor, Citrus Grove, 106 Goring Avenue, George Town, PO Box 10085, Grand Cayman, KY1-1001, Cayman Islands. The business address of Pessina is at 24 Boulevard du Tenao, Monte Carlo, 98000 Monaco.
Present principal occupation or employment:
Item 2(c) of the Existing Schedule 13D is amended and restated in its entirety as follows:

The principal business of ASP, NewCIP II, and ASP Cayman is the holding of investments. The principal business occupation of Pessina is as the Chairman of the Board of the Issuer.
Criminal convictions in the last five years:
Item 2(d) of the Existing Schedule 13D is amended and restated in its entirety as follows:

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Existing Schedule 13D is amended and restated in its entirety as follows:

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship:
Item 2(f) of the Existing Schedule 13D is amended and restated in its entirety as follows:

ASP and NewCIP II are incorporated under the laws of Luxembourg. ASP Cayman is incorporated under the laws of the Cayman Islands. Pessina is a citizen of Monaco.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Effective April 27, 2025, pursuant to a share purchase agreement, dated that same date, by and between ASP, as seller, and ASP Cayman, as purchaser (the "ASP SPA"), ASP sold and transferred to ASP Cayman 144,788,821 shares of Common Stock of the Issuer, being all the shares of Common Stock of the Issuer held of record by ASP immediately prior to the transfer (the "ASP Sale"). The price paid per share was $11.01 (being the closing price for a share of Common Stock of the Issuer on the Nasdaq stock market on April 25, 2025, the last trading day before the sale) for an aggregate purchase price of $1,594,124,919.21. In payment of the purchase price, ASP Cayman issued and delivered to ASP an unsecured promissory note in the principal amount of EUR 1,402,661,609.51, being the US dollar purchase price converted into euros at the then-current exchange rate (the "ASP Promissory Note").

Also effective April 27, 2025, pursuant to a share purchase agreement, dated that same date, by and between Pessina, as seller, and ASP Cayman, as purchaser (the "Pessina SPA"), Pessina sold and transferred to ASP Cayman 832,258 shares of Common Stock of the Issuer, being all the shares of Common Stock of the Issuer held of record by Pessina immediately prior to the transfer (the "Pessina Sale" and together with the ASP Sale, the "Transfers"). The price paid per share was $11.01 (being the closing price for a share of Common Stock of the Issuer on the Nasdaq Stock Market on April 25, 2025, the last trading day before the sale) for an aggregate purchase price of $9,163,160.58. In payment of the purchase price, ASP Cayman issued and delivered to Pessina an unsecured promissory note in the principal amount of $9,163,160.58 (the "Pessina Promissory Note").

The foregoing description of the ASP SPA, Pessina SPA, ASP Promissory Note and Pessina Promissory Note does not purport to be complete and is qualified in its entirety by reference to the ASP SPA, Pessina SPA, ASP Promissory Note and Pessina Promissory Note, each of which is attached hereto as Exhibit S, Exhibit T, Exhibit U and Exhibit V, respectively, to this Amendment No. 10 and is hereby incorporated into this Item 3 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

In connection with the Transfers, on April 27, 2025, the Saturn Investors, Parent, Merger Sub, Pessina, ASP and ASP Cayman entered into a joinder agreement to the Interim Investors Agreement (the "IIA Joinder Agreement"), pursuant to which, among other things, (i) ASP Cayman agreed to become a party to, to be bound by, and to comply with all the terms and provisions of the Interim Investors Agreement applicable to the SP Investors in the same manner as if ASP Cayman were an original signatory to the Interim Investors Agreement and (ii) without limiting the foregoing, ASP Cayman assumed the obligations of the SP Investors with respect to the shares of Common Stock of the Issuer sold to ASP Cayman pursuant to the Transfers and agreed to be bound by all the terms of and obligations under the Interim Investors Agreement, the Voting Agreement and the Reinvestment Agreement. Capitalized terms used in this paragraph and not defined in this Amendment No. 10 or the Existing Schedule 13D shall have the meanings ascribed to them in the Interim Investors Agreement.

The foregoing description of the IIA Joinder Agreement does not purport to be complete and is qualified in its entirety by reference to the IIA Joinder Agreement, which is attached as Exhibit W to this Amendment No. 10 and is hereby incorporated into this Item 4 by reference.

In connection with the Transfers, on April 27, 2025, the Issuer, Pessina, ASP, ASP Cayman and Parent entered into a joinder agreement to the Voting Agreement (the "VA Joinder Agreement"), pursuant to which, among other things, (i) ASP Cayman agreed to become a party to, to be bound by, and to comply with all the terms and provisions of the Voting Agreement applicable to Pessina and ASP in the same manner as if ASP Cayman were an original signatory to the Voting Agreement and (ii) without limiting the foregoing, ASP Cayman assumed the obligations of Pessina and ASP with respect to the shares of Common Stock of the Issuer sold to ASP Cayman pursuant to the Transfers, including the obligation to vote such shares in the manner set forth in the Voting Agreement. Capitalized terms used in this paragraph and not defined in this Amendment No. 10 or the Existing Schedule 13D shall have the meanings ascribed to them in the Voting Agreement.

The foregoing description of the VA Joinder Agreement does not purport to be complete and is qualified in its entirety by reference to the VA Joinder Agreement, which is attached as Exhibit X to this Amendment No. 10 and is hereby incorporated into this Item 4 by reference.

In connection with the Transfers, on April 27, 2025, Pessina, ASP, ASP Cayman and Parent entered into a joinder agreement to the Reinvestment Agreement (the "RA Joinder Agreement"), pursuant to which, among other things, (i) ASP Cayman agreed to become a party to, to be bound by, and to comply with all the terms and provisions of the Reinvestment Agreement applicable to Pessina and ASP in the same manner as if ASP Cayman were an original signatory to the Voting Agreement and (ii) without limiting the foregoing, ASP Cayman assumed the obligations of Pessina and ASP with respect to the shares of Common Stock of the Issuer sold to ASP Cayman pursuant to the Transfers, including the obligation to consummate, subject to the terms and conditions of the Reinvestment Agreement and the Merger Agreement, the Reinvestment and to purchase the Topco Interests. Capitalized terms used in this paragraph and not defined in this Amendment No. 10 or the Existing Schedule 13D shall have the meanings ascribed to them in the Reinvestment Agreement.

The foregoing description of the RA Joinder Agreement does not purport to be complete and is qualified in its entirety by reference to the RA Joinder Agreement, which is attached as Exhibit Y to this Amendment No. 10 and is hereby incorporated into this Item 4 by reference.

In connection with the Transfers, on April 27, 2025, the Issuer, Pessina, ASP and ASP Cayman entered into a joinder agreement to the Company Shareholders Agreement (the "SHA Joinder Agreement"), pursuant to which, among other things, ASP Cayman agreed to become a party to, to be bound by, and to comply with all the terms and provisions of the Company Shareholders Agreement applicable to an "SP Investor" in the same manner as if ASP Cayman were an original signatory to the Company Shareholders Agreement. Capitalized terms used in this paragraph and not defined in this Amendment No. 10 or the Existing Schedule 13D shall have the meanings ascribed to them in the Company Shareholders Agreement.

The foregoing description of the SHA Joinder Agreement does not purport to be complete and is qualified in its entirety by reference to the SHA Joinder Agreement, which is attached as Exhibit Z to this Amendment No. 10 and is hereby incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons beneficially own an aggregate of 147,615,089 shares of Common Stock, which represent, in the aggregate, approximately, 17.1% of the outstanding shares of Common Stock. Of these: (i) 145,621,079 shares of Common Stock are held directly and of record by ASP Cayman; and (ii) 1,994,010 shares of Common Stock are subject to employee stock options granted to, and held of record by, Pessina that are exercisable as of, or within 60 days after, the date of this Amendment No. 10. All such stock options are "out-of-the-money" having exercise prices in excess of US$ 10.96, being the closing price on April 28, 2025, the trading day immediately preceding the date of this Amendment. The number does not include 1,317,544 shares of Common Stock underlying restricted stock units awarded to Pessina (being 1,223,633 shares underlying restricted stock units awarded to Pessina and 93,911 shares underlying restricted stock units issued in lieu of dividends on outstanding restricted stock units). The shares of Common Stock underlying these restricted stock units vest with respect to 207,039 shares (plus 35,644 shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2025, with respect to 374,883 shares (plus 39,742 shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2026, and with respect to 641,711 shares (plus 18,525 shares underlying restricted stock units issued in lieu of dividends on such shares) on November 1, 2027, subject to acceleration or forfeiture in certain circumstances in accordance with the terms and conditions of their award.

As a result of the Transfers, ASP and NewCIP II beneficially own in aggregate 0 shares of Common Stock, which represent 0% of the outstanding shares of Common Stock.

The number of shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

The ownership percentages set forth above are based on 864,737,898 shares of Common Stock outstanding as of April 1, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 28, 2025 filed with the SEC on April 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

ASP Cayman has the sole power to vote and the sole power to dispose of the 145,621,079 shares of Common Stock held directly and of record by ASP Cayman, which shares represent approximately 16.8% of the outstanding shares of Common Stock. Pessina holds 100% voting control over ASP Cayman and as the sole holder of all the outstanding Class A Redeemable Voting Preference Shares of ASP Cayman, pursuant to the Articles of Association of ASP Cayman, Pessina has the sole power to determine (i) the manner in which the shares of Common Stock owned of record by ASP Cayman shall be voted on any matter and (ii) the transfer or other disposition of any shares of Common Stock owned by ASP Cayman. Accordingly, Pessina may be deemed to be the beneficial owner of the 145,621,079 shares of Common Stock held directly and of record by ASP Cayman. In addition, on their exercise, Pessina would have the sole power to vote and the sole power to dispose of the 1,994,010 shares of Common Stock that are subject to the employee stock options he holds, which shares represent approximately 0.2% of the outstanding shares of Common Stock.

The information with respect to the voting and dispositive power of the shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

The ownership percentages set forth above are based on 864,737,898 shares of Common Stock outstanding as of April 1, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 28, 2025 filed with the SEC on April 8, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto have effected no transactions in shares of Common Stock since the filing of Amendment No. 9 on March 7, 2025.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

Other than the Reporting Persons and the persons listed in Annex A hereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities or, to the knowledge of the Reporting Persons, the securities of the persons listed in Annex A hereto, respectively.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

As a result of the Transfers, as of April 27, 2025, ASP and NewCIP II ceased to be beneficial owners of more than five percent of the shares of Common Stock and ceased to be the beneficial owner of any shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 3 and Item 4 of this Amendment No. 10 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit S: Share Purchase Agreement, dated April 27, 2025, by and between Alliance Sante Participations S.A., as seller, and Alliance Sante Participations Ltd., as purchaser.

Exhibit T: Share Purchase Agreement, dated April 27, 2025, by and between Stefano Pessina, as seller, and Alliance Sante Participations Ltd., as purchaser.

Exhibit U: Promissory Note of Alliance Sante Participations Ltd., dated April 27, 2025, having a principal amount of EUR 1,402,661,609.51.

Exhibit V: Promissory Note of Alliance Sante Participations Ltd., dated April 27, 2025, having a principal amount of USD 9,163,160.58.

Exhibit W: Joinder Agreement to Interim Investors Agreement, dated April 27, 2025, by and among Alliance Sante Participations Ltd. and the other parties thereto.

Exhibit X: Joinder Agreement to Voting Agreement, dated April 27, 2025, by and among Alliance Sante Participations Ltd. and the other parties thereto.

Exhibit Y: Joinder Agreement to Reinvestment Agreement, dated April 27, 2025, by and among Alliance Sante Participations Ltd. and the other parties thereto.

Exhibit Z: Joinder Agreement to Company Shareholders Agreement, dated April 27, 2025, by and among Alliance Sante Participations Ltd. and the other parties thereto.

Exhibit AA: Joint Filing Agreement, dated April 29, 2025, by and among, Alliance Sante Participations S.A., NewCIP II S.a r.l., Alliance Sante Participations Ltd. and Stefano Pessina.

Exhibit AB: Annex A to Amendment No. 10.

## Signatures
- Alliance Sante Participations S.A.: /s/ Simone Retter, Simone Retter/President (Chairman) (04/29/2025)
- Alliance Sante Participations S.A.: /s/ Stefano Pessina, Stefano Pessina/Administrateur (Director) (04/29/2025)
- NewCIP II S.a r.l.: /s/ Simone Retter, Simone Retter/Gerant (Manager) (04/29/2025)
- NewCIP II S.a r.l.: /s/ Stefano Pessina, Stefano Pessina/Gerant (Manager) (04/29/2025)
- Alliance Sante Participations Ltd.: /s/ Stefano Pessina, Stefano Pessina/Director (04/29/2025)
- Alliance Sante Participations Ltd.: /s/ Ben Burman, Ben Burman/Director (04/29/2025)
- Stefano Pessina: /s/ Stefano Pessina, Stefano Pessina (04/29/2025)